EXHIBIT 12
SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
Income (loss) before provision (benefit) for taxes on income	$82,188	$56,770	$(72,774)	$40,989	$26,396

Add — Fixed charges net of capitalized interest	10,192	15,424	17,882	17,874	21,221

Income (loss) before taxes and fixed charges (net of capitalized interest)	92,380	72,194	(54,892)	58,863	47,617

Fixed charges:

Interest	5,577	10,279	12,805	13,001	15,771
Amortization of debt issuance costs	1,753	2,311	1,992	1,596	2,176

Estimated interest component of rental expense	2,862	2,834	3,085	3,277	3,274

Total	10,192	15,424	17,882	17,874	21,221

Ratio of earnings before taxes and fixed charges, to fixed charges	9.1	4.7	(1)	3.3	2.2

(1)	As a result of losses incurred in fiscal 2006, the Company was unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $73 million.